December 27, 2022

FORM C-AR: Annual Report

ChoiceTrade Holdings, Inc.



ANNUAL REPORT FOR THE FISCAL YEAR ENDED
AUGUST 31, 2022

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by ChoiceTrade Holdings, Inc., a Puerto Rico corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about shares of Common Stock offered by the Company pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended, for the fiscal year ended August 31, 2022. A copy of this report may be found on the company's website at www.choicetrade.com.

During the fiscal year ended August 31, 2022 ("Fiscal 2022"), the Company did not conduct any offerings of its securities.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.choicetrade.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

BUSINESS MODEL AND BUSINESS DEVELOPMENT PLANS

Overview

ChoiceTrade Holdings, Inc. develops application software for the investment industry. ChoiceTrade Holdings, Inc. owns 99.9% of LetsGoTrade Inc. dba ChoiceTrade. ChoiceTrade is an online discount broker-dealer licensed in all 50 US states and has clients from approximately 100 countries. Management has been with the Company since inception.

Products

The following are new product and proprietary solutions that we rolled out in fiscal 2021 and 2022 to the clients of its broker-dealer subsidiary:

Our proprietary robo trading system automation enables investors to have recommendations by subscription services that are registered investment advisers automatically sent to market on their behalf. For those subscription services that are not RIAs, we offer a hybrid "auto-staging" product where the order is staged for a customer to send to market, not automatically but with as little as one click. We believe robo trading will appeal to the vast majority of the global investment public, including millennials and the middle class, who do not have the minimum required for their monies to be professionally managed. This product has been launched and we are in the process of attracting more subscription services, newsletter providers, educators and similar sources of accounts to our technology. Additionally, we rolled out a platform for RIAs.

Industry

We create application software for the investment industry. Our subsidiary operates in the online, discount brokerage industry. The industry is made up of four or five very large firms, and a multitude of small brokerage firms, most of whom do not have any technical expertise or intellectual property. The market opportunity for online brokers is quite large.

We believe that our focus on catering to the global public and offering new age technology and products, sets us apart from the competition. The Company's scalability, coupled with its proprietary technology, seasoned management team, and attractive economics provides for an exciting opportunity in an industry that rewards such innovation and growth potential.

Regulation

The Company's broker-dealer subsidiary, LetsGoTrade Inc., dba ChoiceTrade, is registered with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Both these agencies regulate our broker-dealer. Our broker-dealer has been compliant with SEC and FINRA rules since inception, a track record we are immensely proud of.

The securities industry is subject to extensive regulation under federal and state law. Broker-dealers are required to register with the SEC, and to be members of FINRA. Our broker-dealer subsidiary is subject to the requirements of the Securities Exchange Act of 1934 (the "Exchange Act") relating to broker-dealers, including, among other things, minimum net capital requirements under the SEC Uniform Net Capital Rule (Rule 15c3-1), best execution requirements for client trades under SEC guidelines and FINRA rules and segregation of client funds under the SEC Customer Protection Rule (Rule 15c3-3), administered by the SEC and FINRA.

Net capital rules are designed to protect clients, counterparties and creditors by requiring a broker-dealer to have sufficient liquid resources available to satisfy its financial obligations. Net capital is a measure of a broker-dealer's readily available liquid assets, reduced by its total liabilities other than approved subordinated debt. Under the Uniform Net Capital Rule, a broker-dealer may not repay any subordinated borrowings, pay cash dividends or make any unsecured advances or loans to its parent company or employees if such payment would result in a net capital amount below required levels.

As explained in SEC guidelines and FINRA rules, brokers are required to seek the best execution reasonably available for their clients' orders. In part, this requires brokers to use reasonable diligence so that the price to the client is as favorable as possible under prevailing market conditions.

We are subject to a number of state, federal and foreign laws applicable to companies conducting business on the Internet that address client privacy, system security and safeguarding practices and the use of client information.

Compliance Program

Our broker-dealer has a robust compliance program that enables it to meet and exceed its regulatory mandates. It manages risk in a variety of ways. Our systems comply with the SEC's risk management rule (15c3-5). Our risk management controls are both systemic and report-driven.

Our business activities expose us to various risks. Identifying and measuring our risks is critical to our ability to manage risk within acceptable tolerance levels to minimize the effect on our business, results of operations and financial condition.

Our management team is responsible for managing risk, and it is overseen by our board of directors. We use risk management processes and have policies and procedures for identifying, measuring and managing risks.

Our business exposes us to the several different types of risks that we seek to address through our compliance programs, including operational risk, regulatory risk, cyber security risk, market risk, credit risk, liquidity risk, strategic risk, and reputational risk.

Risk is inherent in our business, and therefore, despite our efforts to manage risk through our compliance programs, there can be no assurance that we will not sustain unexpected losses.

Employees and Contractors

The Company's personnel as well as those of its broker-dealer subsidiary, consist of both employees and consultants who perform a variety of functions including operations, financial and risk management, compliance and regulatory, new account processing and technology. The Company's broker-dealer subsidiary has a staff of both FINRA-licensed and non-licensed personnel. Several of the Company's licensed personnel possess advanced licenses which allow them to carry out supervisory duties. Additionally, the broker-dealer outsources a few functions such as cashiering and securities processing and clearing to its clearing firm(s).

Corporate History and Background.

The Company's broker-dealer subsidiary was initially incorporated in Delaware in March 28, 2000 under the name LetsGoTrade Inc. Thereafter, our subsidiary began doing business under the name and brand ChoiceTrade while retaining LetsGoTrade, Inc. as its corporate name. On May 13, 2008, the holding company and issuer of the securities in its Regulation CF offering, ChoiceTrade Holdings, Inc., was incorporated in Delaware. On April 18, 2013, the owners of our subsidiary exchanged their ownership in our subsidiary for an equivalent ownership position in ChoiceTrade Holdings, Inc. In 2015 ChoiceTrade Holdings, Inc. reincorporated in Puerto Rico and relocated its corporate offices to Puerto Rico, as did its broker dealer subsidiary in 2017. Being incorporated in and conducting business from Puerto Rico affords the Company an advantageous tax rate.

Competitive Advantages

In 2015, the Company entered into a 20-year agreement with the U.S. territory of Puerto Rico for a tax rate on pretax profit of 4% on qualifying income under Act 20.

The Company believes that by owning its proprietary intellectual property it has a competitive advantage that allows the Company to react quickly to customer needs and trends.

Growth Strategy

In fueling its growth, the Company intends to leverage the experience and versatility of its management and technology teams.

The Company intends to use on-boarding software, which it believes is superior to that used by other broker- dealers, and an enhanced trading platform along with its low option commission and zero commission listed stock trading to grow its customer base.

We believe that through our proprietary technology, we can provide a full featured online experience for long-term investors and active traders. Our low-cost, scalable systems provide speed, reliability and quality trade execution services for clients. The scalable capacity of our trading system allows us to add a significant number of transactions while incurring minimal additional fixed costs.

We achieve low operating costs per trade by creating economies of scale, utilizing our proprietary transaction-processing systems, continuing to automate processes and locating our operations in the U.S. territory of Puerto Rico, which provides us with a low-cost tax structure. Our low fixed-cost infrastructure provides us with financial flexibility.

We plan to continue to differentiate our business offerings through the introduction of innovative technologies and continuing service enhancements.

DIRECTORS, OFFICERS, PROMOTERS OF THE COMPANY

Neville Golvala

Our CEO, Neville Golvala, is a distinguished executive with three decades of experience in the financial services industry. Before founding ChoiceTrade, he was a Managing Director at National Discount Brokers during a period when the company witnessed an increase in market cap from under $100 million to $1 billion. Neville has a solid reputation for achieving corporate objectives by providing strategic direction and smart, positive leadership. He is experienced in increasing organizational efficiency and improving sustainable revenue while reducing costs. A proven strategist, he has a strong track record in leading complex improvement initiatives and applying solid technical and analytical abilities. Neville holds the Series 4, 6, 7, 24, 27, 55, 63 and 65 securities licenses with FINRA. Mr. Golvala has served as CEO and President since 2008. Mr. Golvala has a B.A. degree and an MBA.

Ronald Buckner

Our EVP and CFO/COO, Ron Buckner, is a seasoned professional. Ron is a co-founder of the Company and has overseen the building of its infrastructure from inception including finance, operations, customer service and compliance. Ron orchestrated the in-house development of the Company's trading and risk management systems, back office and CRM. Ron is a CPA and holds multiple FINRA licenses including Series 4, 7, 24, 27, 62, and 63. Ron's previous experience includes managing director of ICAP, a $500mm inter-dealer/broker and CEO/CFO of Delta Clearing Corp, an industry leading clearing house to prime banks and the inter-dealer broker community for repo and reverse repo transactions on US treasury securities. Mr. Buckner has served as CFO, Treasurer and Secretary since 2014. Mr. Buckner served as CFO and Executive Vice President of ChoiceTrade Holdings, Inc. from 2008-Present. Mr. Buckner has a B.S. degree and is a Certified Public Accountant.

Lee Taylor

Mr. Taylor is a non-executive director of the Company. He is a partner in Cornerstone Futures LLC. Mr. Taylor has been in the energy business since 1992 beginning with a short span on the floor of the New York Mercantile Exchange. He has brokered most energy products during his career but has focused on crude oil products and options over the past decade.

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	CEO
Incurrence of indebtedness	CEO
Sale of property, interests or assets of the Company	CEO
Determination of the budget	CEO
Determination of business strategy	CEO

Dissolution of liquidation of the Company	CEO

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Puerto Rican law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Exempt Offerings Company has conducted within the past three years

Date of Offering	November 2019
Exemption from registration requirements of Securities Act	Section 4(a)(6), Regulation CF
Securities Offered	Common Stock
Number of Shares Sold	37,393
Price per Share	$1.70
Gross proceeds	$63,568.10 (Of this amount, $3,418.70 was received after the end of the fiscal year ended 8/31/2020).
Use of Proceeds	Technology development, business development and working capital

RISK FACTORS

Risk Factors Relating to Our Business

Risks relating to our use of forward-looking statements.

Information provided concerning the Company's business may contain forward looking statements, which reflect management's current view with respect to future events and the Company's performance. Such forward-looking statements may include projections with respect to market size and acceptance, revenues and earnings, marketing and sales strategies, and business operations. The Company operates in a highly competitive business environment. The Company's business is and will continue to be affected by government regulation, economic, political and social conditions, consumer response to new and existing products and services, technological developments and, particularly in view of new technologies, the ability to protect intellectual property rights. The Company's actual results could differ materially from management's expectations because of changes in such factors. Other factors and risks could also cause actual results to differ from those contained in forward-looking statements. Due to such uncertainties and the risk factors set forth herein, prospective investors are cautioned not to place undue reliance upon such forward-looking statements.

Our broker-dealer subsidiary operates in a highly competitive industry where many of our competitors have greater financial, technical, marketing and other resources.

The financial services industry is highly competitive, with multiple industry participants competing for the same customers. Many of our subsidiary's competitors have greater resources than we have and offer a wider range of services. The impact of competitors with superior name recognition, greater market acceptance, larger customer bases or stronger capital positions could adversely affect our revenue growth and customer retention. Competitors may also be able to respond more quickly to new or changing opportunities and demands and withstand changing market conditions better than we can. Competitors may conduct extensive promotional activities, offering better terms, lower prices and/or different products and services or combinations of products and services that could attract current ChoiceTrade customers and potentially result in price wars within the industry. We may not be able to match the marketing efforts or prices of our competitors. Some of our competitors may also benefit from established relationships among themselves or with third parties enhancing their products and services.

In addition, we compete in a technology-intensive industry characterized by rapid innovation. We may be unable to effectively use new technologies, adopt our services to emerging industry standards or develop, introduce and market enhanced or new products and services. If we are not able to update or adapt our products and services to take advantage of the latest technologies and standards or are otherwise unable to tailor the delivery of our services to the latest personal and mobile computing devices preferred by our customers, our business and financial performance could suffer.

Damage to our reputation could adversely impact our business.

Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. These matters include, but are not limited to, dealing with legal and regulatory requirements, money-laundering, privacy, record keeping, sales practices and the proper identification of the legal, reputational, credit, liquidity and other risks. A failure to deliver appropriate standards of service and quality, or a failure or perceived failure to treat clients fairly, can result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may also harm our business.

Changing conditions in financial markets and the economy could adversely affect our financial condition and results of operations.

Our financial results have been adversely affected by turmoil in the financial markets, such as during the economic downturn that particularly characterized the period from late 2008 through 2010, downturns in the economy in general and recent dislocations in the financial markets. As a provider of technology products to our broker-dealer subsidiary, changes in the financial markets or economic conditions in the United States and elsewhere in the world, such as during the current pandemic, could materially adversely affect our business in many ways, including that a market downturn could lead to a decline in the volume of transactions and revenues our subsidiary receives from commissions and other income streams.

We rely heavily on technology, which can be subject to interruption and instability due to operational and technological failures.

We rely on technology, particularly the internet and mobile services to conduct much of our business activity. Our systems and operations, including our primary and disaster recovery data center operations, are vulnerable to disruptions from human error, natural disasters, power outages, computer and telecommunications failures, software bugs, computer viruses or other malicious software, distributed denial of service attacks, spam attacks, security breaches and other similar events. Extraordinary trading volumes or site usage could cause our computer systems to operate at an unacceptably slow speed or even fail. Disruptions to or instability of our technology or external technology that allows our customers to use our products and services could harm our business and our reputation. Should our technology operations be disrupted, we may have to make significant investments to upgrade, repair or replace our technology infrastructure and may not be able to make such investments on a timely basis. While we have made significant investments to ensure the reliability and scalability of our operations, we cannot assure you that we will be able to maintain, expand and upgrade our systems and infrastructure to meet future requirements and mitigate future risks on a timely basis or that we will be able to retain skilled information technology employees. Disruptions in service and slower system response times could result in substantial losses, decreased client service and satisfaction and harm to our reputation. In addition, technology systems, including our own proprietary systems and the systems of third parties on whom we rely to conduct portions of our operations, are potentially vulnerable to security breaches and unauthorized usage. An actual or perceived breach of the security of our technology could harm our business and our reputation. The occurrence of any of these events may have a material adverse effect on our business or results of operations.

Unauthorized disclosure of confidential customer information, whether through a breach of our computer systems or those of our customers or third parties, may subject us to significant liability and reputational harm.

As part of our business, we are required to collect, use and store customer, employee and third-party personally identifiable information ("PII"). This may include, among other information, names, addresses, phone numbers, email addresses, contact preferences, tax identification numbers and account information. We maintain systems including cyber security procedures designed to securely process, transmit and store confidential information (including PII) and protect against unauthorized access to such information. We also require our third-party vendors to have adequate security if they have access to PII. However, these risks have grown in recent years due to increased sophistication and activities of organized crime, hackers, terrorists and other external parties. Despite these security measures, our systems, and those of our customers and third-party vendors, we have had, and may be vulnerable in the future, to security breaches, phishing attacks, cyberattacks, acts of vandalism, information security breaches and computer viruses which could result in unauthorized access, misuse, loss or destruction of data, financial loss to us and/or our customers, an interruption in service or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of PII, whether by us or by our customers or third-party vendors, could severely damage our reputation, expose us to the risk of litigation and liability, disrupt our operations and have a materially adverse effect on our business. Future legislation and regulatory action regarding cyber security or PII could result in increased costs and compliance efforts.

Because our business model relies heavily on our customers' use of their own personal computers, mobile devices and the internet, our business and reputation could be harmed by security breaches of our customers and third parties. Computer viruses and other attacks on our customers' personal computer systems, home networks and mobile devices or against the third-party networks and systems of internet and mobile service providers could create losses for our customers even without any breach in the security of our systems and could thereby harm our business and our reputation.

Systems failures could significantly disrupt our business and subject us to losses, litigation and regulatory actions.

Our business depends on our and our broker-dealer subsidiary's clearing broker's ability to process, daily, many transactions across numerous and diverse markets, and the transactions we process have become increasingly complex. We rely heavily on our communications and financial, accounting and other data processing systems, including systems maintained by us and systems provided by the clearing broker and service providers. We face operational risk arising from mistakes made in the confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted.

If any of these systems do not operate properly or are disabled, we could suffer financial loss, a disruption of our business, liability to clients, regulatory intervention and fines or reputation damage. Any failure or interruption of our systems, the systems of the clearing broker that we utilize, or third-party trading systems could cause delays or other problems in our securities trading activities, which could have a material adverse effect on our operating results. Also, the clearing broker provides our principal disaster recovery system. We also are implementing and enhancing new technology platforms and features, and failures in connection with such may cause disruption to our operations, which could result in liability and reputation damage. We cannot assure you that we or the clearing broker will not suffer any systems failures or interruption, including ones caused by earthquake, fire, other natural disasters, power or telecommunications failure, act of God, act of war, cyberattacks, unauthorized access, viruses, human error, terrorism, or otherwise, or that our or the clearing broker's back-up procedures and capabilities in the event of any such failure or interruption will be adequate.

If we need additional capital to fund our operations, we may not be able to obtain sufficient capital and may be forced to limit the scope of our operations.

If adequate additional financing is not available on reasonable terms, we may not be able to expand our operations, and we may be forced to modify our business plans accordingly. There is no assurance that additional financing will be available to us.

In connection with our growth strategies, we may experience increased capital needs, and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will depend on numerous factors including (i) our profitability; (ii) the release of competitive products by our competition; and (iii) the level of our investment in sales and marketing.

We cannot assure you that we will be able to obtain capital in the future to meet our needs.

If we cannot obtain additional funding, we may be required to: (i) limit our expansion; (ii) limit our marketing efforts; and/or (iii) decrease or eliminate capital expenditures. Such reductions could materially adversely affect our business and our ability to compete.

Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving the additional capital that are favorable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. We cannot give you any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us.

Misconduct by our employees is difficult to detect and deter and could harm our business, future results of operations or financial condition.

Misconduct by our employees could result in violations of law by us, regulatory sanctions and/or serious reputational or financial harm. Misconduct could include:

- engaging in fraudulent or otherwise improper activity;
- binding us to transactions that exceed authorized limits;
- hiding unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses;
- improperly using or disclosing confidential information; or
- otherwise not complying with laws or our control procedures.

We cannot always deter misconduct by our employees, and the precautions we take to prevent and detect this activity may not be effective in all cases. Misconduct by our employees may have a material adverse effect on our business and results of operations.

Our business depends substantially on the experience, skill and continuing efforts of our board of directors, executive officers, and key employees and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers, especially our Chief Executive Officer, Neville Golvala. We do not maintain key man life insurance on any of our executive officers and directors. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers.

Since our officers and directors have substantial influence over our company, the rights of holders of the securities being offered may be materially limited, diluted, or qualified by the rights of other classes of securities and their interests may not be aligned with the interests of our shareholders.

Our officers and directors have significant control over shareholder matters, and the minority shareholders will have little or no control over our affairs. Our officers and directors own approximately 86% of our outstanding voting securities. The common shares offered for sale are exactly the same as the shares of common stock that are currently outstanding. However, preferred shareholders have superior voting rights. Additionally, our Series A Preferred Stock entitles their holders to 10,000 votes per share, and our CEO owns 100% of our outstanding shares of Series A Preferred Stock, or 4,000 shares of our Series A Preferred Stock, which combined with his common stock ownership, gives our CEO approximately 81% of all votes. Accordingly, our officers and directors will have control over shareholder matters, such as election of directors, amendments to our Certificate of Incorporation, and approval of significant corporate transactions. As a result, the Company's minority shareholders will have little or no control over our affairs.

Our future growth depends on our ability to develop and retain customers.

Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs

13

may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

There is a risk that our forecasts are not correct.

Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

Our quarterly operating results may fluctuate substantially due to the nature of our business and therefore we may fail to meet profitability expectations.

Our operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including: changes in the capital markets environment which may affect the level of transactions effected on our platform. Accordingly, our results of operations may fluctuate significantly due to an increased or decreased number of transactions in any particular quarter or year.

Risks Relating to our Future Products

Our automated trading advisory products and services subject us to additional risks.

We offer automated trading products in the investment advisory space through our robo-trader. The risks associated with investment advisory activities include those arising from possible conflicts of interest, unsuitable investment recommendations, inadequate due diligence, inadequate disclosure and fraud. Realization of these risks could lead to liability for client losses, regulatory fines, civil penalties and harm to our reputation and business.

Risk Factors Relating to The Industry and Regulatory Environment

Credit risk exposes us to losses caused by third parties' financial or other problems.

Our broker-dealer subsidiary is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. These parties include customers, clearing agents, other broker-dealers, exchanges and clearing houses. These parties may default on their obligations owed to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Significant failures by third parties to perform their obligations owed to us could adversely affect our revenues, results of operations and potentially our ability to borrow in the credit markets.

We are subject to various risks associated with the securities industry, any of which could have a materially adverse effect on our business, cash flows and results of operations.

Our broker-delaer subsidiary is subject to uncertainties that are common in the securities industry. These uncertainties include:

• the volatility of domestic and international financial, bond and stock markets;

• extensive governmental regulation;

• litigation;

• intense competition;

• regulatory approval of proposed, new business lines;

• substantial fluctuations in the volume and price level of securities; and

• dependence on the solvency of various third parties.

As a result, our revenues and earnings may vary significantly from quarter to quarter and from year to year. In periods of low volume, profitability is impaired because certain expenses remain relatively fixed. We are smaller and have less capital than many of our broker-dealer subsidiary's competitors. In the event of a market downturn, our business could be adversely affected in many ways. Our revenues are likely to decline in such circumstances and, if we are unable to reduce expenses at the same pace, our profit margins would erode.

Our broker-dealer subsidiary is subject to extensive regulation, and the failure to comply with these regulations could subject us to penalties or sanctions.

The securities industry and our subsidiary's business are subject to extensive regulation by the SEC, state securities regulators and other governmental regulatory authorities. Our subsidiary is also regulated by industry self-regulatory organizations, including FINRA. The regulatory environment is also subject to change, and we may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other federal or state governmental regulatory authorities, or self-regulatory organizations. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. Many of our subsidiary's proposed products and business lines are subject to regulatory approval, which may not be granted.

Compliance with many of these regulations involves a number of risks, particularly in areas where applicable regulations may be subject to varying interpretation. The requirements imposed by these regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. Consequently, these regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally FINRA. FINRA adopts rules, subject to SEC approval, that govern broker-dealers and conducts periodic examinations of firms' operations.

If our subsidiary is found to have violated any applicable regulation, formal administrative or judicial proceedings may be initiated against it that may result in:

• censure;

• fine;

• civil penalties, including treble damages in the case of insider trading violations;

• the issuance of cease-and-desist orders;

• the termination or suspension of its business activities;

• the suspension or disqualification of our officers or employees; or

• other adverse consequences.

Extensive or frequent changes in regulations could adversely affect our business and results of operations.

The securities industry is subject to extensive and frequently changing requirements under federal and state securities and other applicable laws and self-regulatory organization rules. The SEC, FINRA, various securities exchanges and other U.S. governmental or regulatory authorities continuously review legislation and regulatory initiatives and may adopt new or revised laws and regulations. Such laws and regulations may be complex, and our subsidiary may not have the benefit of regulatory or federal interpretations to guide it in compliance. Changes in laws and regulation or new interpretations of existing laws and regulations also could have an adverse effect on our methods and costs of doing business.

Errors and omissions claims may negatively affect our broker-dealer subsidiary's future business and our results of operations in the future.

Our subsidiary is subject to claims and litigation in the ordinary course of business resulting from alleged and actual errors and omissions in effecting securities transactions or providing investment advice. These activities could involve substantial amounts of money. Since errors and omissions claims against us may allege liability for all or part of the amounts in question, claimants may seek large damage awards. These claims can involve significant defense costs. Errors and omissions could include, for example, failure, whether negligently or intentionally, the lack of suitability of investments for any particular client, or a failure to supervise employees. It is not always possible to prevent or detect errors and omissions, and the precautions we take may not be effective in all cases.

Legal liability may harm our business.

Many aspects of our broker-dealer subsidiary's business subject us to substantial risks of liability to customers and to regulatory enforcement proceedings by state and federal regulators. We face significant legal risks in our businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have been increasing. In the normal course of our subsidiary's future business, we expect to be the subject of civil actions, regulatory proceedings and arbitrations arising out of customer complaints relating to our subsidiary's activities as a broker-dealer, as an employer or as a result of other business activities. Dissatisfied clients often make claims against securities firms and their brokers for, among other things, negligence, fraud, unauthorized trading, suitability, churning, failure to conduct adequate due diligence on products offered, failure to address issues arising from product due diligence, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions, improper recruiting activity, and failures in the processing of securities transactions. These types of claims expose us to the risk of significant loss.

Therefore, our activities may subject us to the risk of significant legal liabilities to our clients and aggrieved third parties. As a result, we may incur significant legal and other expenses in defending against litigation and may be required to pay substantial damages for settlements and adverse judgments.

While we do not expect the outcome of any pending claims against us to have a material adverse impact on our business, financial condition, or results of operations, we cannot assure you that these types of proceedings, which may generate losses that significantly exceed our reserves, will not materially and adversely affect us. Also, legal or regulatory actions could cause significant reputational harm, which could in turn seriously harm our business prospects.

Failure to comply with capital requirements could subject our broker-dealer subsidiary to suspension, revocation or fines by the SEC, FINRA or other regulators.

Our subsidiary is subject to the SEC's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital. The Net Capital Rule is designed to measure the general financial integrity and liquidity of a broker-dealer. In computing net capital, various adjustments are made to net worth which exclude assets not readily convertible into cash. The regulations also require that certain assets, such as a broker-dealer's position in securities, be valued in a conservative manner to avoid inflation of the broker-dealer's net capital. The Net Capital Rule requires a broker-dealer to maintain a minimum level of net capital. The particular levels vary depending upon the nature of the activity undertaken by a firm. Compliance with the Net Capital Rule limits those operations of broker-dealers which require the intensive use of their capital. The rule also limits the ability of securities firms to pay dividends or make payments on certain indebtedness such as subordinated debt as it matures. A significant operating loss or any charge against net capital could adversely affect the ability of a broker-dealer to expand or, depending on the magnitude of the loss or charge, maintain its then present level of business. FINRA may enter the offices of a broker-dealer at any time, without notice, and calculate the firm's net capital. If the calculation reveals a net capital deficiency, FINRA may immediately restrict or suspend some or all of the broker- dealer's activities. Our subsidiary may not be able to maintain adequate net capital, or its net capital may fall below requirements established by the SEC and subject us to disciplinary action in the form of fines, censure, suspension, expulsion or the termination of business altogether.

Risk Factors Relating to Owning Our Securities

Your ownership of the shares of common stock will be subject to dilution.

Owners of common stock do not have preemptive rights. If the Company conducts subsequent offerings of securities or issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchased shares in our offerings who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances and the value of the Company's assets at the time of issuance.

Our preferred stock and that of our broker-dealer subsidiary is owned entirely by our CEO, Neville Golvala. Except for the specified 10,000 votes for each share of our preferred stock, the terms of the preferred stock of our company and of our subsidiary are undefined and may be set by the board of each company, which Mr. Golvala controls. Accordingly, Mr. Golvala could establish terms for the preferred stock of our company and of our subsidiary that are disadvantageous to you as a holder of our common stock.

Other than with respect to the number of votes per share, the Company's charter does not specify the terms of the outstanding preferred stock. Mr. Golvala is the sole owner of the preferred stock and he also controls the board of directors. Accordingly, Mr. Golvala has the ability to unilaterally determine the material terms of the outstanding preferred stock that he owns, including dividend rates, liquidation preferences and other material terms. Accordingly, as an owner of common stock, you may be disadvantaged if dividends are paid on the preferred stock of the Company, but pro rata dividends are not paid on the common stock of the Company. Mr. Golvala has agreed, however, not to convert his preferred stock into common stock.

In addition, the Company owns all of the common stock of its broker-dealer subsidiary, LetsGoTrade, but does not own any of the outstanding preferred stock of that subsidiary, which is owned by the Company's CEO, Neville Golvala. The terms of the preferred stock leave the determination of dividends on the preferred stock and other matters relating to the preferred stock up to the board of directors of the subsidiary, which Mr. Golvala controls. Accordingly, Mr.

Golvala could cause the broker-dealer subsidiary to pay dividends on the preferred stock without pro rata dividends being paid on the common stock, which may disadvantage the Company as the holder of the common stock of the broker-dealer.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

Intellectual Property and Research and Development

Intellectual Property

The Company owns all of its intellectual property, that is, its client on-boarding system, web-trading system and mobile technology are all proprietary.

Technology

The Company leverages a cloud-based infrastructure that enables it to quickly and inexpensively scale to meet the needs of a large number of customers and trades.   This technology enables us to offer new products without too much additional capital investment. We have a paperless new account application and client on-boarding system that can handle a high volume of new accounts in a compliant fashion, thereby meeting and exceeding the regulatory standards required by the SEC and FINRA.

Easy to use trading website – The Company's software has been built with utility and simplicity in mind. It caters to the full spectrum of online, computer savvy customers. The Company's broker-dealer subsidiary offers trading in equities, ETFs and options, including complex option orders up to four legs. Our client user interface is easily navigable and offers real-time quotes and buying power. Our middleware addresses many of our risk management parameters and thresholds while providing some of the reports required to effectively manage our business. Our FIX gateway and back-end routing engine allows us to route orders to various market centers and maximize trade execution for our customers at the best price. Our mobile app launched in 2018. The app offers all the features available on our web trading application while sticking to our theme of simplicity and ease of use.

Governmental/Regulatory Approval and Compliance

The Company's broker-dealer subsidiary is registered with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Both these agencies regulate the Company. ChoiceTrade has been compliant with SEC and FINRA rules since inception, a track record we are immensely proud of.

The securities industry is subject to extensive regulation under federal and state law. Broker-dealers are required to register with the SEC, and to be members of FINRA. Our broker-dealer subsidiary is subject to the requirements of the Securities Exchange Act of 1934 (the "Exchange Act") relating to broker-dealers, including, among other things, minimum net capital requirements under the SEC Uniform Net Capital Rule (Rule 15c3-1), best execution requirements for client trades under SEC guidelines and FINRA rules, segregation of client funds under the SEC Customer Protection Rule (Rule 15c3-3), and pre-approval of new business lines, administered by the SEC and FINRA.

Net capital rules are designed to protect clients, counterparties and creditors by requiring a broker-dealer to have sufficient liquid resources available to satisfy its financial obligations. Net capital is a measure of a broker-dealer's readily available liquid assets, reduced by its total liabilities other than approved subordinated debt. Under the Uniform Net Capital Rule, a broker-dealer may not repay any subordinated borrowings, pay cash dividends or make any unsecured advances or loans to its parent company or employees if such payment would result in a net capital amount below required levels.

As explained in SEC guidelines and FINRA rules, brokers are required to seek the best execution reasonably available for their clients' orders. In part, this requires brokers to use reasonable diligence so that the price to the client is as favorable as possible under prevailing market conditions.

We are subject to a number of state, federal and foreign laws applicable to companies conducting business on the Internet that address client privacy, system security and safeguarding practices and the use of client information.

If we are found to have violated any applicable regulation, formal administrative or judicial proceedings may be initiated against us that may result in:

• censure;

• fine;

• civil penalties, including treble damages in the case of insider trading violations;

• the issuance of cease-and-desist orders;

• the termination or suspension of our business activities;

• the suspension or disqualification of our officers or employees; or

• other adverse consequences.

Following is a summary of the material governmental licenses that we require to operate our business.

Agency	Description of License
Securities and Exchange Commission	Broker-Dealer Registration
FINRA	Broker-Dealer Membership

Litigation

None.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities as of 8/31/2022:

Securities

Class of Security	Amount Authorized	Amount of Class Outstanding	Voting Rights	Other Rights
Common Stock	40,000,000	18,278,630	Yes	Each share of common stock is entitled to one vote.
Series A Preferred Stock	100,000	4,000	Yes	Each share of preferred stock is entitled to 10,000 votes.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Warrants to purchase common stock	Exercise price of $0.02, no expiration date	75,850
Warrants to purchase common stock	Exercise price of $0.24, no expiration date	467,500
Warrants to purchase common stock	Exercise price of $2.00, no expiration date	25,000
Warrants to purchase common stock	Exercise price of $0.01, expiration dates as set forth below	200,000*

_____

*The 200,000 unvested warrant shares on our Common Stock have been granted to a director (other than our CEO) of the Company at a strike price of $0.01. The warrant required performance goals to be achieved on or before December 31, 2022 in order for the shares to vest. These performance goals were not met and this warrant expired. expire.

Another 200,000 warrant shares issued to a director (other than our CEO) expired unvested during the fiscal year ended August 31, 2022.

All other warrants outstanding as at August 31, 2022 and 2021 are fully vested. They have strike prices ranging from $0.02 to $2.00 per share. 568,350 outstanding warrants as of August 31, 2022 and 2021 have no expiration.

A promissory note receivable in the principal amount of $92,048, along with accrued but unpaid interest in the amount of $24,188, is in default. The Company is examining its options with regard to collecting this outstanding amount due.

The rights of the holders of our common stock may be materially limited, diluted or qualified by the rights of any other class of securities.

Our Series A Preferred Stock entitles its holders to 10,000 votes per share, and our CEO owns 4,000 shares of our Series A Preferred Stock, which combined with his common stock ownership, gives our CEO approximately 81% of all votes. Accordingly, our CEO will have control over shareholder matters, such as election of directors, amendments to our Certificate of Incorporation, and approval of significant corporate transactions. As a result, the Company's minority shareholders will have little or no control over our affairs.

Other than with respect to the number of votes per share, the Company's charter does not specify the terms of the outstanding preferred stock. Mr. Golvala is the sole owner of the preferred stock and he also controls the board of directors. Accordingly, Mr. Golvala has the ability to unilaterally determine the material terms of the outstanding preferred stock that he owns, including dividend rates, liquidation preferences and other material terms. Accordingly, as an owner of common stock, you may be disadvantaged if dividends are paid on the preferred stock of the Company, but pro rata dividends are not paid on the common stock of the Company. Mr. Golvala has agreed, however, not to convert his preferred stock into common stock.

In addition, the Company owns all of the common stock of its broker-dealer subsidiary, LetsGoTrade, but does not own any of the outstanding preferred stock of that subsidiary, which is owned by the Company's CEO, Neville Golvala. The terms of the preferred stock leave the determination of dividends on the preferred stock and other matters relating to the preferred stock up to the board of directors of the subsidiary, which Mr. Golvala controls. Accordingly, Mr. Golvala could cause the broker-dealer subsidiary to pay dividends on the preferred stock without pro rata dividends being paid on the common stock, which may disadvantage the Company as the holder of the common stock of the broker-dealer.

The exercise of rights held by Mr. Golvala will affect other shareholders of the securities.

As minority owners, our crowd funding investors are subject to the decisions made by the management team or the CEO, who holds voting control. There is a risk that the CEO exercises his voting rights in a manner that is not favorable to the interest of individuals who are minority owners.

Risks to Purchasers of securities relating to minority ownership.

As minority owners, persons who invested in our crowd funding offerings are subject to the decisions made by the management team or the Series A Preferred Stock shareholder. There is a risk that their voting rights are exercised in a manner that is not favorable to the interest of individuals who are minority owners.

The stockholders of the Company as of April 19, 2013 entered into a stockholders' agreement. The stockholders' agreement provides, among other things, the following:

- Directors of the Company may only be removed with the consent of two thirds of the board of directors.

- The stockholders' agreement imposes transfer restrictions on the stockholders that are party thereto and the ability of the Company to repurchase shares held by stockholders' party to the stockholders' agreement who transfer stock in violation of the transfer restrictions in the stockholders' agreement.

- The stockholders' agreement contains a lock up provision (market standoff) in the case of a public offering of the Company's securities.

- The stockholders' agreement imposes tag along rights against Neville Golvala's shares such that if he seeks to sell his shares the other stockholders' party thereto will have the right to sell to the same buyer on the same terms a proportionate share of their ownership interest in the Company.

- The stockholders' agreement terminates on the sooner of (a) the written agreement of all stockholders, (b) the acquisition of all stock of the Company by one stockholder, or (c) upon an underwritten public offering of the Company's equity securities.

Material Terms of Any Indebtedness of the Company

The Company has an outstanding loan from the Small Business Administration in the principal amount of $25,000. This loan, which was entered into on March 26, 2018 accrues interest at the rate of 3.305% per year and matures in 2033.

Ownership

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Neville Golvala

Securities:	6,897,687
Class:	Common Stock, one (1) vote per share
Voting Power:	81%[1]

_____

(1) Total voting power of common and preferred stock held by Mr. Golvala is approximately 81%. This is based on 6,897,687 common votes and 40 million preferred votes and 58,278,630 total votes among all shareholders based on shares outstanding as of August 31, 2022.

Neville Golvala

Securities:	4,000
Class:	Preferred Stock, ten thousand (10,000) votes per share
Voting Power:	81%[1]

_____

(1) Total voting power of common and preferred stock held by Mr. Golvala is approximately 81%. This is based on 6,897,687 common votes and 40 million preferred votes and 58,278,630 total votes among all shareholders based on shares outstanding as of August 31, 2022.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Results of Operations, Liquidity and Capital Resources

Revenues increased for the year ended August 31, 2022 by $36,651, or 3.3%, to $1,128,223 from $1,091,572 for the year ended August 31, 2021 primarily as a result of increased transactional revenue at our subsidiary, particularly in options trading.

Gross profit increased for the year ended August 31, 2022 by $605, or less than 1%, to $736,280 from $735,675, for the year ended August 31, 2021.

Expenses decreased for the year ended August 31, 2022 by $6,038 or 1%, to $614,666 from $620,704 for the year ended August 31, 2021 because of lower administrative fees.

As a result of an increase in revenue and decrease in expenses in fiscal 2022, as compared to fiscal 2021, we were able to record a net profit of $133,464 for the year ended August 31, 2022 as compared to $129,117 for the year ended August 31, 2021.

Our cash balance and working capital at August 31, 2022 amounted to $19,916 and $78,501 respectively, as compared to $23,988 and $92,716 at August 31, 2021.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

The information contained herein includes forward-looking statements. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

RECENT OFFERING OF SECURITIES

The Company did not offer or sell any of its securities in Fiscal 2022.

2020 Regulation CF Offering

In its Regulation CF offering which closed in the fiscal year ended August 31, 2020, the Company raised $63,568.10 from investors in the offering described in the previously filed Form C. Of this amount $60,149.40 was received in the fiscal year ended August 31, 2020 and the balance was received in September 2020.

The Offering was made through Wunderfund Portal Inc., or the Portal. The Company paid the Portal cash compensation in connection with the offering as follows: 7% of the amount raised in cash and 2% in stock; the terms at which the stock commission was granted were the same as offered to public investors.

Transfer Agent and Registrar

The Company acted as transfer agent and registrar for the securities sold in that offering.

Voting and Control

The Securities were issued with voting rights. Purchasers gave voting rights to the Company's board of directors, who will vote the shares on behalf of all shareholders who purchased shares on the Portal.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

The Securities sold in the our last Regulation CF offering are restricted securities and are subject to certain regulatory limitations on resale.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

On September 1, 2018 through August 31, 2022 the Company utilized a service company owned by an officer of the Company and incurred $285,400 and $282,500 of consulting expenses for the year ended August 31, 2022 and 2021 respectively.

Conflicts of Interest

The Company has not engaged any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

None.

Bad Actor Disclosure: None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Neville Golvala
(Signature)

ChoiceTrade Holdings, Inc.

(Name)

CEO
(Title)

December 27, 2022

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Neville Golvala
(Signature)

ChoiceTrade Holdings, Inc.

(Name)

CEO

(Title)

December 27, 2022

(Date)

EXHIBIT A

Financial Statements

ChoiceTrade Holdings, Inc.

Consolidated Financial Statements

August 31, 2022 and 2021

ChoiceTrade Holdings, Inc.

TABLE OF CONTENTS

ChoiceTrade Holding, Inc.

Consolidated Balance Sheets
(Unaudited)
August 31,

Assets

	2022	2021
Current Assets:		
Cash and cash equivalents	$ 19,916	$ 23,988
Clearing firm accounts	156,749	123,802
Other Receivables (Note 3)	33,740	35,079
Prepaid expenses (Note 4)	5,602	5,645
Other current assets (Note 4)	4,304	4,440
Total Current Assets	220,311	192,954
Other Assets:		
Security deposits (Note 5)	-	-
Notes receivable (Note 6,11)	486,589	477,979
Total Other Assets	486,589	477,979
Total Assets	$ 706,900	$ 670,933

Liabilities and Stockholder's Equity

	2022	2021
Current Liabilities:		
Accounts payable and accrued expenses	$ 54,141	$ 43,633
Loan Payable - Current (Note 7)	1,669	1,615
Deferred Income	86,000	54,990
Total Current Liabilities	141,810	100,238
Long-term Liabilities:		
Loan Payable (Note 7)	20,272	20,341
Total Long-Term Liabilities	20,272	20,341
Total Liabilities	162,082	120,579
Stockholder's Equity:		
Preferred Stock - 100,000 shares, par value $0.01/share	40	40
4,000 shares issued and outstanding (Note 13)		
Common Stock, $0.01 per share par value, 40,000,000 shares authorized,	182,786	182,786
18,278,630 shares issued and outstanding in 2022 and 2021 (Note 13)		
Additional paid-in capital	1,326,495	1,326,495
Accumulated deficit	(964,503)	(958,967)
Total Stockholder's Equity	544,818	550,354
Total Liabilities and Stockholders's Equity	$ 706,900	$ 670,933

- see accompanying notes to financial statements -

ChoiceTrade Holding, Inc.

Consolidated Statements of Operations
(Unaudited)
For the years ended August 31,

	2022	2021
Net revenue	$1,128,223	$1,091,572
Cost of revenue	391,943	355,897
Gross Profit	736,280	735,675
Operating expenses:		
General and administrative expenses	607,924	616,360
Total operating expenses	607,924	616,360
Operating profit before other income	128,356	119,315
Interest income (Note 6, 11)	12,551	14,913
Interest expense (Note 7)	(701)	(767)
Net operating profit	140,206	133,461
Provision for Income Tax (Note 15)	(6,742)	(4,344)
Net profit	$133,464	$129,117

- see accompanying notes to financial statements -

ChoiceTrade Holding, Inc.

Consolidated Statements of Changes in Stockholder' Equity

For the years ended August 31, 2022 and 2021

(Unaudited)

	Common stock		Preferred stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Amount	Number of Shares	Amount			
Balance at August 31, 2020	**17,906,579**	**$ 179,066**	**4,000**	**$ 40**	**$ 1,367,797**	**$ (952,584)**	**$ 594,319**
Issue of shares	372,051	3,720			(41,302)		(37,582)
Net Profit						129,117	129,117
Dividend						(135,500)	(135,500)
Balance at August 31, 2021	**18,278,630**	**$ 182,786**	**4,000**	**$ 40**	**$ 1,326,495**	**$ (958,967)**	**$ 550,354**
Issue of shares							
Net Profit						133,464	133,464
Dividend						(139,000)	(139,000)
Balance at August 31, 2022	**18,278,630**	**$ 182,786**	**4,000**	**$ 40**	**$ 1,326,495**	**$ (964,503)**	**$ 544,818**

- see accompanying notes to financial statements -

ChoiceTrade Holding, Inc.
Consolidated Statements of Cash Flows
(Unaudited)
For the years ended August 31,

	2022	2021
Cash flow from operating activities:		
Net profit	$ 133,464	$ 129,117
Adjustment to reconcile net loss to net cash provided by/ (used in) operating activities		
Changes in assets and liabilities:		
(Increase) decrease in:		
Clearing firm accounts	(32,947)	(48,514)
Other receivables	1,339	8,625
Prepaid expenses	43	11
Other current assets	136	3,577
Security deposits	0	4,562
Notes recievable	(8,610)	(7,973)
Increase (decrease) in:		
Accounts payable & accrued expenses	10,508	(15,677)
Deferred Revenue	31,010	54,990
Net cash provided by/ (used in) operating activities	134,943	128,718
Cash flows from financing activities:		
Increase (decrease) in:		
Loans Payable	(15)	(1,563)
Issue of shares	0	3,720
Additional paid-in capital	0	(41,302)
Dividends Paid	(139,000)	(135,500)
Net cash provided by financing activities	(139,015)	(174,645)
Net increase/(decrease) in cash and cash equivalents	(4,072)	(45,927)
Cash at the beginning of the year	23,988	69,915
Cash at the end of the year	$ 19,916	$ 23,988
Supplementary disclosure of the cash flows information		
Cash paid during the year for		
Interest Paid	701	767
Taxes Paid	$ 6,935	$ 1,321

1) Nature of Business

ChoiceTrade Holdings, Inc. (the Company) was incorporated in the State of Delaware on May 13, 2008 and was reincorporated in and re-domiciled to Puerto Rico on January 1, 2015. The re-domicile was done as a continuity in accounting and tax terms. From the period May 13, 2008 through January 1, 2015 the Company's main office was located in central New Jersey and thereafter, located in San Juan, Puerto Rico.

The Company owns 99.90% of LetsGoTrade, Inc. ("LGT"), which is a securities brokerage firm and is a registered broker-dealer with the Securities and Exchange Commission doing business as ChoiceTrade. It is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. LetsGoTrade, Inc. was incorporated in the State of Delaware on March 28, 2000 and was re-domiciled to Puerto Rico on January 13, 2017. The re-domicile was done as a continuity in accounting and tax terms. From the period September 1, 2020 through August 31, 2022 LGT's main office was located in San Juan, Puerto Rico.

2) Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles, and, as such, include amounts based on judgements, estimates, and assumptions made by management that affect the reporting amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimated. Following is a description of the more significant accounting policies followed by the Company.

a) Basis of Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and its subsidiary. All significant related party accounts and transactions between the Parent and the Subsidiary have been eliminated upon consolidation. Previous year's numbers are regrouped wherever necessary.

b) Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

Property and equipment are reviewed for impairment at least annually or whenever events or circumstances indicate their carrying value may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying value of the asset, a loss is recognized for the difference between the imputed fair value and the carrying value of the asset. There were no impairment charges during the year ended August 31, 2022 or August 31, 2021.

2) Summary of Significant Accounting Policies – Continued

c) Revenue/Expense Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.

The Company's revenue is primarily derived by its subsidiary LGT and its transactions revenues from commission related to domestic retail broker-dealer transactions in equity securities, payments from exchanges and other market centers, software and other administrative fees. Commissions are recognized on a settlement date basis. Securities transactions are executed by independent broker-dealers and exchanges. Order flow revenues are accrued in the same period as the related securities transactions. Expenses are recognized when incurred.

d) Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of these financial statements are prudent and reasonable. Actual results could differ from those estimates.

e) Cash and cash equivalents

For financial statements purposes the Company considers demand deposits and money market funds to be cash and cash equivalents.

f) Fair Value Measurements

Fair value measurement guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Financial Accounting Standards Board Accounting Standards Codification, FASB 820, are used to measure fair value.

2) Summary of Significant Accounting Policies – Continued

f) Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuations used to measure fair value into three broad levels;

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data).

g) Concentration of Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash in banks excess of the U.S. Federal Deposit Insurance Corporation (FDIC) insured $250,000 limit. Management believes that the Company is not exposed to any significant credit risk related to cash.

h) Brokerage Activities

All transactions for LGT's customers are cleared through a carrying broker-dealer (the "Clearing Firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. LGT is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions.

i) Uncertainty in Income Taxes

Generally accepted accounting principles require the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At August 31, 2022 and 2021, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities. For the period September 1, 2020 through August 31, 2022, the Company files tax returns in the United States Federal and the Commonwealth of Puerto Rico.

LGT files tax returns in the United States and the Commonwealth of Puerto Rico for the period September 1, 2020 through August 31, 2022.

These returns are generally subject to examination by the tax authorities for a period of four years after filing.

3) Other Receivables

Other receivables represent amounts due from exchanges and other market centers which is generally paid within 30 days. Also included is interest receivable and an LGT customer receivable.

4) Prepaid expenses and Other Current Assets

Prepaid Expenses represent regulatory fees. Other Current Assets represent a deferred tax asset (See Notes 8 and 15) and an employee advance.

5) **Security Deposits**

A security deposit associated with office space that was utilized by the company when it was domiciled in New Jersey was returned during the year ended August 31, 2021. The company did not pay rent associated with this deposit during the years ended August 31, 2022 or 2021. The security deposit as of August 31, 2022 and 2021 was $0.

6) **Notes Receivable**

Included in Notes receivable is $116,236 and $107,626 at August 31, 2022 and 2021 respectively, representing an agreed upon amount in conjunction with the termination of the Company's interest in a certain web property. The principal amount of this note is $92,048 with interest accruing at an annual rate of 8%. Principal and interest were due on or before August 20, 2020 but have not yet been received. The Company is examining its options with regard to collecting on the outstanding balance. See Notes 13.

7) **Loan Payable**

On March 16, 2018, the company obtained a loan from the U.S. Small Business Administration in the amount of $25,000. The loan is payable in installments of $193.00 per month for a period of fourteen years and ten months. The first installment was paid in March 2019 on the one-year anniversary of the inception of the loan. Interest accrues at the rate of 3.305% per annum.

8) **Deferred Revenue**

Between August and September 2021, LGT received amounts totaling $100,000 in conjunction with a marketing referral agreement dated June 16, 2021. Pursuant to the terms of the agreement, the referrer charges a specified ongoing fee to the accounts opened by LGT and remunerates half of such fee to LGT. The $100,000 received was deemed to be prepayment for such fees. On August 19, 2021, it was memorialized that the entirety of the $100,000 amount would be deemed earned when received and non-refundable, however, to better match revenue with the associated expense, LGT recorded this amount as deferred revenue. Through August 31, 2022 and 2021, the company recognized $14,000 and $10 respectively, reducing the deferred balance on actual referred business or minimums due. The balance of deferred revenue as at August 31, 2022 and 2021 was $86,000 and $54,990, respectively.

9) **Commitments**

The Company leases office facilities on a month-to-month basis at 151 San Francisco Street, Suite #200, San Juan Puerto Rico. The lease rental is $50 per month.

10) **Warrants**

In consideration for various business arrangements and goodwill, the Company issued warrants to purchase shares of the Company's Common Stock. As of August 31, 2022 and 2021 there were 768,350 outstanding warrants.

During the year ended August 31, 2021, warrants representing 400,000 shares were issued to two contractors at an exercise price of $0.01 per share. These warrants were exercised in full during the fiscal year.

During the year ended August 31, 2022, 200,000 unvested warrants that were previously granted to a director (other than our CEO) of the Company, expired with no shares vested. Also during the year, 200,000 newly issued and unvested warrants were granted to an officer of the Company. These warrants required performance goals to be achieved on or before March 31, 2022 in order for them to vest. Partial vesting was permitted if some but not all goals were achieved. On October 18, 2021 the warrant was canceled with no shares vested, however, also on October 18, 2021 a new warrant was issued to this officer for 200,000 unvested shares. The new warrant requires performance goals to be achieved on or before December 31, 2022 in order for them to vest. No partial vesting is permitted. All other warrants outstanding as at August 31, 2022 and 2021 are fully vested.

Outstanding warrants as at August 31, 2022 and 2021 have strike prices ranging from $0.01 to $0.24 per share. 568,350 warrant shares as of August 31, 2022 and 2021 have no expiration.

11) Related Party Transactions

The company utilized a service company owned by an officer of the company and incurred $285,400 and $282,500 of consulting expense for the years ended August 31, 2022 and 2021 respectively.

Notes receivable shown on the Statements of Consolidated Balance Sheets includes loans to officers of $370,353 as of August 31, 2022 and 2021. Interest has been accrued at the prevailing federal statutory rates for the years ended August 31, 2022 and 2021.

During the years ended August 31, 2022 and 2021, the Company's subsidiary, LGT paid a dividend on its preferred shares, which are owned by the CEO of the Company, of $139,000 and $135,500 respectively.

An unvested warrant for 200,000 shares of the Company's common stock has been issued to a director of the Company. The warrant requires performance goals to be achieved in order for the shares to vest. See Note 10.

12) Regulatory Requirements

LGT is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") which requires the maintenance of minimum net capital. LGT had a minimum net capital requirement of $6,357 and $5,000 in 2021 and 2020 respectively. LGT had amounts in relation to the Rule as follows:

	2022	2021
Net Capital	$ 34,720	$ 40,890
Required Net Capital	9,235	6,357
Excess Net Capital	$ 25,485	$ 34,533

The Rule also requires that the ratio of the aggregated indebtedness to net capital shall not exceed 15 to 1. LGT had amounts in relation to the Rule as follows:

	2022	2021
Aggregated Indebtedness	$138,540	$ 95,370
Net Capital	34,720	40,890
Ratio	3.99 to 1	2.33 to 1

13) Share Capital

Common Stock

The total number of shares that the Company is authorized to issue is Forty Million (40,000,000) shares of Common Stock, $.01 par value. As of August 31, 2022 and 2021, the shares issued and outstanding were 18,278,630. During the year ended August 31, 2021, the company received $60,149 for 36,090 shares in conjunction with a crowd funding campaign and issued 10,500 shares to a vendor in exchange for $10,500 worth of services.

Preferred Stock

The total number of shares that the Company is authorized to issue is One Hundred Thousand (100,000) shares of Preferred Stock, $.01 par value per share, non-cumulative. As of August 31, 2022, and 2021, the shares issued and outstanding were 4,000. These outstanding shares are owned by the CEO of the company.

14) Recently Issued Accounting Standards

ASU 2016-12 Revenue from Contracts with Customers

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASU Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP, ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended August 31, 2021. The Company has adopted this standard and determined that it has no material impact on the Company's financial statements.

ASU 2016-02 Leases

In February 2016, the FASB issued ASU N. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Management foresees no material impact on the Company's financial statements.

There were no other new accounting pronouncements during the year ended August 31, 2022 that we believe would have a material impact on our financial position or results of operations.

15) Income Taxes

Under the enactment of Act No. 20 of January 17, 2012, as amended (hereinafter, Act 20), a foreign corporation that becomes a domiciled corporation in Puerto Rico on or before December 31, 2035, will have a 4% tax rate on Puerto Rico income and a 60% exemption on municipal tax. During the period September 1, 2019 through August 31, 2021, the Company operated under its grant of exemption pursuant to terms of Act 20.

For the years ended August 31, 2022 and 2021, the Company incurred losses on a nonconsolidated basis of $5,537 and $6,383 respectively. To the extent allowable, those losses may be utilized to offset future years' taxable income and will expire in 2032. The Company has not recorded a deferred tax asset representing the potential income tax benefit that may arise in future years.

15) Income Taxes – Continued

For the period September 1, 2020 through August 31, 2022, the Company's subsidiary, LetsGoTrade, Inc. also operated under the Act 20 Tax Exemption. Net income for the year ended August 31, 2022 and 2021 was $147,991 and $86,537 respectively.

In accordance with FASB ASC Topic 740, the Company accounts for income taxes by providing deferred taxes on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purpose.

The provision for income tax for the year ended August 31, 2022 and 2021, consists of the following:

	2022	2021
Current year income tax	$ 10,182	$ 4,344
(Increase) Decrease in deferred tax asset	(3,440)	-
Provision for income tax	$ 6,742	$ 4,344

The provision for income tax shown on the statement of operations differ from the amounts that would result from applying statutory tax rates to income before taxes because of certain expenses that are not deductible for tax purposes and the effect of the valuation allowance.

As of August 21, 2022 and 2021, the Company and LGT do not have unrecognized tax benefits in its financial statements. During the year ended August 31, 2022 and 2021, the Company has not incurred any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by taxing authorities. For Puerto Rico income tax purposes, the tax returns essentially remain open for possible examination for a period of four years after the respective filing deadlines of those returns.

The significant components of deferred tax assets and liabilities are as follows:

	August 31, 2022	August 31, 2021
Net Income	$ 130,024	$ 129,117
Adjustment due to timing difference	3,440	-
Adjusted Income due to timing difference	133,464	129,117
Deferred tax Assets/Liability	3,440	-
Net Deferred Tax Assets	3,440	-

16) Subsequent Events

The Company has evaluated subsequent events through December 21, 2022, the date which the financial statements were available to be issued. Management has determined that no events occurring in this period required disclosure in or adjustment to the accompanying financial statements.

17) Litigation, Claims & Assessments

On or about July 22, 2020, the Company's subsidiary, LGT, initiated a claim against another FINRA member firm through FINRA Dispute Resolution Services, in order to recover amounts associated with a loss event that affected several customer accounts in 2016. LGT requested compensatory damages, interest on the outstanding balance, punitive damages and other costs. On January 15, 2021, the arbitration panel dismissed LGT's claims. LGT and the Company does not believe there is either pending liability or receivable associated with this cause of action as of August 31, 2022.

On or about September 2, 2020, the Company's subsidiary, LGT, initiated a claim against a customer pursuant to Rule 12800 of the Code of Arbitration Procedure through FINRA Dispute Resolution Services, in order to collect a remaining debit balance left in the customer's closed account. In the Statement of Claim, LGT sought damages in the amount of $13,532, for its cost of prosecuting the claim, all FINRA fees, and other costs. On January 29, 2021, the arbitrator awarded LGT the full amount of the claim of $13,532. Additionally, LGT was awarded $8,190 in costs and interest of 6% per annum from thirty days after March 25, 2020, through and including the date the award is paid in full. LGT was also granted reimbursement of its $1,050 filing fee. While the customer asserted a counterclaim, it was denied in the award. Ongoing efforts to collect from this customer continue.

18) Risks and Uncertainties

Through the period ending August 31, 2022, LGT and one of its officers have been undergoing an examination by FINRA pertaining to possible rule violations. It appears likely that a fine may be assessed to either LGT and/or the officer. At this time, neither the amount, nor the extent of any disciplinary actions toward LGT and/or the officer can be ascertained.

19) Paycheck Protection Program

In May, 2020, the Company's subsidiary received loan proceeds of $15,300, pursuant to the Paycheck Protection Program ("PPP) of the CARES Act, which was enacted March 27, 2020. The loan bears interest at a rate of 1% per annum. Under the terms of the PPP, the loan was forgiven in its entirety, along with any accrued interest, on October 15, 2020.